2010/11 Bonus Program

The second part of the Bonus Program Recommendations relates to a new Bonus Program (the “2010/11 Bonus Program”) to provide incentives to key employees to achieve the following milestones, which are recognized by the Board of Directors as being critical to the continued viability of the Corporation as a going concern, namely: (a) the completion of the recapitalization of the Corporation (the “Recapitalization Milestone”); and (b) the completion of the construction and start-up, and the placement into operation of, the fifth leach pad (“Leach Pad 5”) planned for JCM (the “Leach Pad 5 Milestone”). The Management Report details the following Bonus Program Recommendations with respect to the Recapitalization Milestone and the Leach Pad 5 Milestone:

Recapitalization Milestone

Eligible
Employee	Proposed Bonus	Criteria for Bonus Payment
Randy Davenport	50% of base salary	Receipt by the Corporation of sufficient funding to (i) restructure the Corporation’s existing debt under the secured term-loan credit facility provided by Nedbank, and under the Copper Hedge Agreement with Nedbank Capital, and (ii) construct Leach Pad 5.
Wayne Morrison	50% of base salary

Leach Pad 5 Milestone
Eligible
Employee	Proposed Bonus	Criteria for Bonus Payment

Randy Davenport	100% of base salary	Completion of the construction and start-up, and the placement into operation of, Leach Pad 5. Bonuses are to be paid in three equal instalments on achieving the following:

Wayne Morrison	60% of base salary

Matt Williams	35% of base salary
• Initiation of leaching of new ore on Leach Pad 5;
John Travassos	35% of base salary

Jim Jones	35% of base salary	• Copper production over a three month period of at least 1.5 million pounds* per month (i.e., 4.5 million pounds* over any three consecutive months); and

• Copper production over a three month period of at least 2 million pounds* per month (i.e., 6 million pounds* over any three consecutive months).

Note:

* Defined to mean pounds of copper plated in the tankhouse.